Filed by: Columbia Banking System, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation

Commission File No.: 001-34624

This filing relates to the proposed transaction between Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”) pursuant to the Agreement and Plan of Merger, dated as of October 11, 2021, by and among Umpqua, Columbia and Cascade Merger Sub, Inc. Columbia made the following supplemental information regarding the proposed transaction publically available on its website.

Tory Nixon | Introducing our Commercial Banking Leadership

This is an exciting time for Umpqua and Columbia. Combining our organizations will create a $50B regional powerhouse with greater size, scale, and market share to serve our customers at an even higher level and become the West’s premiere banking franchise.

Together, we’ll be operating at a scale neither individual bank has experienced previously. The combined executive team and I are building our new structure to help us succeed as a much larger organization and to be a formidable competitor in the modern banking environment. This process is leading us to plan on making some changes to how we do business, in a good way.

As Chris Merrywell mentioned in his email, we’ve been working over the past several weeks to build a post-closing organizational structure that really leverages our complementary strengths for the future.

Columbia and Umpqua both have incredible commercial talent and expertise. We’ll work together to provide extraordinary customer experiences from onboarding to credit to solving problems and finding solutions. We’ll be able to offer improved service to everyone from smaller commercial companies in rural communities to billion-dollar enterprises throughout urban markets. The breadth of opportunity for the combined bank – and what’s possible for our customers as we come together – is truly inspiring.

I believe an extraordinary customer experience is the secret to success. As such, that belief was my guiding light when shaping the combined company’s planned commercial organizational structure. One change we’ll make in service of our C&I customers is to take a more geography-focused approach. In this model, we’ll have two distinct commercial banking businesses: One that serves customers in our urban markets such as Seattle, Portland and Los Angeles and one that serves our community markets such as Spokane, Eugene and Sacramento. You’ll learn more about this as we have more details to share but I wanted to introduce the approach because you will see it reflected in how I’ve structured my leadership team.

Another area where we will be making changes in service of our customer experience is to our combined credit services group, which will be operating with an increased focus on the commercial customer experience. The team will focus on integrating our credit services, processes and tools from a customer-centric rather than bank-centric point of view, with the goal of making it easier, faster, more efficient, and more enjoyable to do business with us.

We’re still working through additional layers of leadership and there are many opportunities for leaders whose names you may not see below as we work through the design of each line of business. Looking forward, I hope you’ll feel as enthusiastic as I feel about this incredible team, what we’re building, and what we’ll be able to accomplish as a combined Commercial organization once closing occurs.

It’s my pleasure to introduce you to the combined Commercial leadership team.

Organizational Design

Ashley Hayslip will lead our new credit services business as Credit & Experience Executive. Ashley’s team will focus extensively on our commercial customers’ experience through the delivery of credit-related products, onboarding, and term loan servicing. The team’s emphasis will be on improving the speed and efficiency in how we interact with our customers to deliver an exceptional experience. Ashley has been with Umpqua since 2016.

Bill Barclay will lead our community-commercial banking division as Community Banking Executive. Bill and his combined team will focus on serving the needs of our C&I customers in community markets such as Spokane, Eugene, Sacramento and Agribusiness. Bill has been with Columbia since 2004.

Kathryn Albright will lead our global payments and deposits business as Deposits, Payments & Products Executive. Kathryn’s team will provide treasury management solutions, fee-based solutions such as merchant services and commercial card in addition to the management of our consumer and commercial products. Kathryn has been with Umpqua since 2018.

Neil Hodge will lead our commercial real estate division as Commercial Real Estate Executive. Neil’s team will be responsible for our larger commercial real estate customers, our home builder group, and our multi-family business. Neil has been with Umpqua since 2012.

Richard Cabrera will lead our middle market-commercial banking division as Middle Market Banking Executive. Richard’s team will focus on serving the needs of our C&I customers in our urban markets such as Seattle, Portland, and Los Angeles, including Capital Markets products and services. Richard has been with Umpqua since 2016.

Terey Jennings will lead Financial Pacific Leasing (FinPac) as President. FinPac will continue to be a subsidiary of the bank holding company and provide leasing alternatives for our commercial customers. Terey has been with FinPac since 1986.

Chad Riddle will lead Mergers & Acquisitions as Managing Director. His team will continue to provide our customers sell-side advisory services for M&A transactions. Chad has been with Umpqua since 2017.

This is a terrific leadership team that brings both great talent and expertise as well as a passion for our customers. Like me, they’re incredibly excited about the potential of our combined organization and how we’ll be able to serve our customers at an even higher level while advancing the company’s continued growth.

Over the coming weeks and months, we’ll continue to build out our go-forward team and begin preparing to come together. It’s an important process and I’m working closely with this new leadership team to make those decisions with care and intention. We expect to have many of those decisions made by the end of January and will share them with you as soon as possible.

I couldn’t be more optimistic about the future of our combined company and the incredible opportunities we have to build on our many successes together.

Tory

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Registration Statement on Form S-4, its Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 June 30, 2021 and September 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Umpqua and Columbia and a prospectus of Columbia, which the SEC declared effective December 3, 2021. Umpqua and Columbia commenced mailing of the definitive joint proxy statement/prospectus to Umpqua’s and Columbia’s shareholders seeking certain approvals related to the Transaction on or about December 7, 2021. Umpqua and Columbia may also file other relevant documents concerning the Transaction with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AS WELL AS THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of these documents and the filings with the SEC incorporated by reference in these documents can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.